[Clifford Chance US LLP Letterhead]

May 19, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund, Inc.

(File No. 033-23166)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) for Morgan Stanley Institutional Fund, Inc. (the “Fund”) filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2008.  The Registration Statement relates to the combination of the Global Value Equity Portfolio (“Global Value Equity”), a series of the Fund, and the Global Franchise Portfolio (“Global Franchise”), a series of the Fund (the “Reorganization”).  Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

The Fund has considered the Staff’s comments and has authorized us to make on its behalf the responses and changes discussed below to the Registration Statement.  These changes will be reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement which will be filed via EDGAR on or about May 19, 2009.

Comment 1.         Please file a letter responding to these comments from the Staff of the SEC that incorporates the “Tandy” information via EDGAR.

Response 1.  This SEC response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the Registration Statement filing.

Comment 2.         Please identify in the pro forma schedule of investments the securities being redeemed in connection with the anticipated redemption that is scheduled to occur in the first quarter of 2009.

Response 2.  We have been informed that the redemption is no longer anticipated.  Therefore, all references to the anticipated redemption have been removed from the Registration Statement filing.

Comment 3.         Please provide further detail in the Registration Statement relating to the anticipated redemption in kind in Global Franchise.

Response 3.  We have been informed that the redemption in-kind is no longer anticipated.  Therefore, all references to the anticipated redemption have been removed from the Registration Statement filing.

Comment 4.         Please confirm that the prospectus for Global Value Equity has been stickered to inform the shareholders of the proposed merger.

Response 4.  The prospectus for Global Value Equity was stickered following the approval by the Fund’s Board of Directors of the proposed merger.

Comment 5.         Please confirm that Global Franchise and Global Value Equity invest in a number of countries consistent with the Staff’s position on the use of the word “global” in each Portfolio’s name.

Response 5.  Global Franchise and Global Value Equity are currently invested, and Global Franchise intends to continue to invest following the Reorganization, in a number of countries.

Comment 6.         Please confirm that the Fund’s Board of Directors complied with Rule 17a-8(a)(2) in approving the Reorganization.

Response 6. The Fund’s Board of Directors complied with Rule 17a-8(a)(2) in approving the Reorganization.

Comment 7.         Please clarify who will be paying the expenses to be incurred in connection with the Reorganization.

Response 7.  The disclosure has been revised to clarify that all expenses in connection with the Reorganization will be borne by Morgan Stanley Investment Management Inc., the investment adviser of Global Value Equity and Global Franchise.

Comment 8.         Please ensure that both the third sentence in the fourth paragraph and the last paragraph in the section entitled “Introduction—Expenses of Solicitation” comply with Rule 17a-8.

Response 8.  The above referenced statements comply with Rule 17a-8.

Comment 9.         Consider renaming the Pro Forma Combined Portfolio column of the Fee Table included in the section entitled “Synopsis—Fee Table.”

Response 9.  We respectfully acknowledge the comment; however, we believe that the current title, “Pro Forma Combined Portfolio,” is clear and consistent with the defined term in the preceding paragraph for the surviving fund.

Comment 10.       Please disclose whether the one-year waiver of the advisory fee for the surviving fund is voluntary or contractual.

Response 10.  The relevant footnote to the Fee Table has been revised to clarify that the one-year waiver of the advisory fee for the surviving fund is voluntary.

Comment 11.       Please note whether the Fee Table included in the section entitled “Synopsis—Fee Table” takes into account the anticipated redemption.

Response 11.  Please see Response 3.

Comment 12.       Please include a discussion of the risks related to investing in emerging markets.

Response 12.  The risks relating to investing in emerging markets are included in the section entitled “Principal Risk Factors.”

Comment 13.       Please confirm that Global Franchise invests in more than three countries consistent with the Staff’s position on the use of the word “global” in its name.

Response 13.  Please see Response 5.

Comment 14.       Please disclose the additional investment amounts for each of Global Franchise and Global Value Equity.

Response 14.  All references to the additional investment amount for each of Global Franchise and Global Value Equity have been removed because there is no additional investment minimums for these Portfolios.

Comment 15.       To the extent that Global Franchise or Global Value Equity can invest in credit default swaps and mortgage backed securities, please confirm that adequate risk disclosure is included.

Response 15.  Global Franchise and Global Value do not invest in credit default swaps or mortgage backed securities.

Comment 16.       Please confirm that the Fund is complying with Release No. IC-179 relating to the Staff’s interpretation that a non-diversified fund that acts in a diversified mode for three consecutive years automatically converts to a diversified fund.

Response 16.  The Fund is complying with the Staff’s interpretation in Release No. IC-179 discussed above.

Comment 17.       Please confirm that a discussion is included in the Registration Statement regarding why the Reorganization was originally proposed.

Response 17.  The requested disclosure is currently included in the section entitled “The Organization—The Board’s Consideration.”

Comment 18.       Please clarify whether the reference to the Statement of Additional Information in the first paragraph of the section entitled “Comparison of Investment Objectives, Policies and Restrictions—Investment Restrictions” refers to the Statement of Additional Information included in the Form N-14 or the existing Statement of Additional Information for the Fund.

Response 18.  The sentence has been revised to refer to the Fund’s Statement of Additional Information dated May 1, 2009.

Comment 19.       Please ensure that the Pro Forma Portfolio of Investments complies with Article 11 of Regulation S-X.

Response 19.  In connection with Article 11 of Regulation S-X, we have added the following disclosure to clarify any requisite adjustments to the pro forma balance sheet in connection with the Reorganization:

There is no guarantee that the Portfolio of Investments of the Combined Portfolio on the closing date of the Reorganization will match the Pro Forma Portfolio of Investments presented herein.  Certain securities acquired in the Reorganization could be sold by the surviving entity; however, no securities are required to be sold in connection with the Reorganization.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•      the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

•      the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8110 or Daniel Burton at Morgan Stanley at (212) 296-6980.  Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz